650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 25, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng
Jan Woo
Kathleen Collins
Laura Veator

Re:	Cyan, Inc.
Registration Statement on Form S-1
Filed April 4, 2013
File No. 333-187732

Ladies and Gentlemen:

Further to the response provided on behalf of our client, Cyan, Inc. (“Cyan” or the “Company”), to comment nos. 1 and 3 (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which were furnished by its letter dated April 17, 2013 (the “Comment Letter”) relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), the Company provides this addendum to its responses contained in the letter filed with the Commission on April 19, 2013 which summarizes our conversations with the Staff on April 23 and 24, 2013. We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement on Form S-1.

In this letter, we have recited the Comments in italicized, bold type and have followed such comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 68

1.	We note that in light of discussions with underwriters in preparation for this offering, you reassessed the September 30, 2012 valuation of your common stock and as a result you used a blended revenue multiple of 2.37, which was a higher point in the range of existing comparable companies. Please tell us when you performed this revaluation. In addition, tell us why you did not revise your other assumptions and methodologies (i.e., discount rate, marketability discount, set of comparable companies and PWERM methodology) when performing the revaluation.

Securities and Exchange Commission

April 25, 2013

Following up on the conversation with the Staff, the Company notes that the Company believes that its use of the higher point in the range of existing comparable companies in the Company’s December 2012 re-evaluation of the September 30, 2012 valuation (the “September Re-evaluation”) was appropriate given the Company’s growth rates were higher than those comparable companies. As noted, the majority of the comparable companies used in the September 30, 2012 valuation were networking equipment manufacturers that were hardware and services focused.

In connection with the November 30, 2012 and December 31, 2012 valuations, the Company added a number of high revenue growth, high gross margin communication networking companies that exhibited software-enabled characteristics to its comparable company group to reflect the Company’s preparation for its upcoming release of Blue Planet and the related shift in its business model. The Company believes that Blue Planet is a unique solution for which there are no direct competitors and the Company does not foresee selling directly against these additional comparable companies. However, it believes that these added comparable companies better reflect the software-enabled characteristics in its new business model and their related impact on the Company’s gross margin trends and overall growth prospects. However, given the higher compound annual growth rates, gross margin trends and revenue multiples of these added comparable companies, the Company applied revenue multiples nearer to the midpoints in the revenue multiple ranges of the Company’s entire comparable company group for the November 30, 2012 and December 31, 2012 valuations.

As discussed with the Staff, and for illustrative purposes only, if, in the September Re-evaluation, the Company had used the new, broader comparable company group in its valuation analysis (with the exception of the one new comparable company that completed its initial public offering with a high revenue multiple after September 30, 2012), and used the midpoints in the revenue multiple ranges of the broader comparable company group consistent with subsequent valuations, the Company would not have changed its conclusion as to the $4.47 per share value as of September 30, 2012 as determined in the September Re-evaluation.

3.	Please tell us and revise your disclosures to explain further the factors that contributed to the 85% increase in the fair value of your common stock from September 30, 2012 to December 31, 2012.

As discussed with the Staff, the Company has made further modifications to the disclosures on pages 75 and 76 of the Registration Statement to provide additional details regarding the increase in fair value during the fourth quarter of 2012.

* * * *

Please direct your questions or comments regarding the Company’s response to Dave Segre at (650) 320-4554 or dsegre@wsgr.com, Robert Day at (650) 320-4622 or rday@wsgr.com, or me at (650) 565-3596 or mcoke@wsgr.com. Thank you for your assistance.

Securities and Exchange Commission

April 25, 2013

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael E. Coke
Michael E. Coke

cc:	Mark A. Floyd, Cyan, Inc.
Kenneth M. Siegel, Cyan, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP
Dane B. Wall, Ernst & Young LLP
Mark D. Secker, Ernst & Young LLP